Taminco Corporation

Two Windsor Plaza, Suite 411

7540 Windsor Drive

Allentown, PA 18195

April 12, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Ingram
Erin Jaskot

Re:	Taminco Corporation
Registration Statement on Form S-1
Filed December 3, 2012
File No. 333-185244

Ladies and Gentlemen:

Taminco Corporation (formerly Taminco Acquisition Corporation, the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-185244, as amended, to 3:00 p.m., Eastern Time, on Wednesday, April 17, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joshua Korff of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4943, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Kurt Decat
Kurt Decat
Chief Financial Officer